UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2006.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|   Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|   No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      GRUPO SIMEC, S.A. de C.V.                   ______________________________
                                                            (Registrant)

Date: April 27, 2006.                             By:
                                                  ------------------------------
                                                  Name: Luis Garcia Limon
                                                  Title: Chief Executive Officer

[LOGO] GRUPO
SIMEC

PRESS RELEASE                        Contact: Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 1057 5734

 GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2006

GUADALAJARA, MEXICO, April 25, 2006- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the three-month period ended March 31, 2006. Net sales increased 208% to Ps. 5,612 million in the first quarter of 2006 compared to Ps. 1,824 million in the same period of 2005, due to the inclusion of net sales of Ps. 4,067 million generated by the newly acquired plants of PAV Republic, Inc. ("Republic") in July 2005. Simec recorded net income of Ps. 442 million in the first three months of 2006 versus net income of Ps. 332 million in the first three months of 2005.

On July 22, 2005 Simec and its parent company Industrias CH, S.A. de C.V. ("ICH") acquired 100% of the stock of Republic. Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At March 31, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, is the largest producer of this kind of steel in North America.

Simec sold 680,602 metric tons of basic steel products during the three-month period ended March 31, 2006 (including 436,999 metric tons sold by the newly acquired plants of Republic), an increase of 176% as compared to 246,202 metric tons in the same period of 2005. Exports (including sales by U.S. subsidiaries) of basic steel products were 467,729 metric tons in the three-month period ended March 31, 2006 (including 436,999 metric tons sold by the newly acquired plants of Republic) versus 36,796 metric tons in the same period of 2005. Additionally Simec sold 1,290 metric tons of billet in the three-month period ended March 31, 2006 as compared to 12,870 metric tons of billet in the same period of 2005. Prices of finished products (excluding sales by Republic) sold in the three-month period ended March 31, 2006 decreased 13% in real terms versus the same period of 2005.

Simec's direct cost of sales increased 303% to Ps. 4,684 million in the three-month period ended March 31, 2006 (including Ps. 3,671 million relating to the newly acquired plants of Republic) compared to Ps. 1,161 million in the same period of 2005. The average cost of raw materials used to produce steel products (excluding the production of Republic) decreased 9% in real terms in the three-month period ended March 31, 2006 versus the same period of 2005, primarily as a result of decreases in the price of scrap and certain other raw materials.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 319 million in the three-month period ending March 31, 2006 (including Ps. 148 million relating to the newly acquired plants of Republic), compared to Ps. 189 million in the same period of 2005.

Simec's operating income increased 28% to Ps. 609 million during the first quarter 2006 (including Ps. 248 million relating to the newly acquired plants of Republic) from Ps. 474 million in the first quarter of 2005. Operating income was 11% (23% excluding the operating income of Republic) of net sales in the first quarter of 2006 compared to 26% of net sales in the first quarter of 2005.

Simec recorded other income, net, from other financial operations of Ps. 11 million in the three-month period ended March 31, 2006 compared to other income, net, of Ps. 5 million in the same period of 2005. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 94 million in the three-month period ended March 31, 2006 versus a provision of Ps. 148 million in the same period of 2005.

Simec recorded financial expense of Ps. 5 million in the three-month period ended March 31, 2006 compared to financial income of Ps. 1 million in the same period of 2005 as a result of (i) net interest income of Ps. 1 million in the three-month period ended March 31, 2006 compared to Ps. 2 million of net interest income in the same period of 2005, (ii) an exchange gain of Ps. 1 million in the three-month period ended March 31, 2006 compared to an exchange gain of Ps. 6 million in the same period of 2005 reflecting a decrease of 1.6% in the value of the peso versus the dollar in the three-month period ended March 31, 2006 compared to a decrease of 0.3% in the value of the peso versus the dollar in the same period of 2005 and (iii) a loss from monetary position of Ps. 7 million in the three-month period ended March 31, 2006 compared to a loss from monetary position of Ps. 7 million in the same period of 2005, reflecting the domestic inflation rate of 0.9% in the three-month period ended March 31, 2006 compared to the domestic inflation rate of 0.8% in the same period of 2005.

At March 31, 2006 Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at March 31, 2006 was U.S. $316,356 dollars. At December 31, 2005, Simec's total consolidated debt consisted of approximately $38 million of U.S. dollar-denominated debt.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at March 31, 2006.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products and its subsidiary Republic is the leading producer of special bar quality (SBQ) steel in the United States.

###

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                       CONSOLIDATED FINANCIAL STATEMENT AT
                            MARCH 31 OF 2006 AND 2005
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                     CURRENT YEAR             PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT             %       AMOUNT            %
------------------------------------------------------------------------------------------------------------------------
s01    TOTAL ASSETS                                                    15,070,235          100    9,446,402          100
------------------------------------------------------------------------------------------------------------------------
s02    CURRENT ASSETS                                                   7,150,332           47    3,300,372           35
------------------------------------------------------------------------------------------------------------------------
s03    CASH AND SHORT-TERM INVESTMENTS                                    344,603            2      802,416            8
------------------------------------------------------------------------------------------------------------------------
s04    ACCOUNTS AND NOTES RECEIVABLE (NET)                              2,570,961           17    1,244,145           13
------------------------------------------------------------------------------------------------------------------------
s05    OTHER ACCOUNTS AND NOTES RECEIVABLE                                353,334            2       31,935            0
------------------------------------------------------------------------------------------------------------------------
s06    INVENTORIES                                                      3,675,837           24    1,144,134           12
------------------------------------------------------------------------------------------------------------------------
s07    OTHER CURRENT ASSETS                                               205,597            1       77,742            1
------------------------------------------------------------------------------------------------------------------------
s08    LONG-TERM                                                                0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s09    ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s10    INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES                                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s11    OTHER INVESTMENTS                                                        0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s12    PROPERTY, PLANT AND EQUIPMENT (NET)                              7,196,338           48    5,911,063           63
------------------------------------------------------------------------------------------------------------------------
s13    LAND AND BUILDINGS                                               2,381,478           16    2,271,674           24
------------------------------------------------------------------------------------------------------------------------
s14    MACHINERY AND INDUSTRIAL EQUIPMENT                               6,577,022           44    5,936,586           63
------------------------------------------------------------------------------------------------------------------------
s15    OTHER EQUIPMENT                                                    170,393            1      157,072            2
------------------------------------------------------------------------------------------------------------------------
s16    ACCUMULATED DEPRECIATION                                         2,478,230           16    2,480,065           26
------------------------------------------------------------------------------------------------------------------------
s17    CONSTRUCTION IN PROGRESS                                           545,675            4       25,796            0
------------------------------------------------------------------------------------------------------------------------
s18    OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)                 717,864            5      234,967            2
------------------------------------------------------------------------------------------------------------------------
s19    OTHER ASSETS                                                         5,701            0            0            0
------------------------------------------------------------------------------------------------------------------------
s20    TOTAL LIABILITIES                                                4,920,161          100    2,339,962          100
------------------------------------------------------------------------------------------------------------------------
s21    CURRENT LIABILITIES                                              2,955,697           60      922,599           39
------------------------------------------------------------------------------------------------------------------------
s22    SUPPLIERS                                                        1,734,263           35      590,737           25
------------------------------------------------------------------------------------------------------------------------
s23    BANK LOANS                                                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s24    STOCK MARKET LOANS                                                   3,307            0        3,527            0
------------------------------------------------------------------------------------------------------------------------
s25    TAXES PAYABLE                                                      155,203            3      137,407            6
------------------------------------------------------------------------------------------------------------------------
s26    OTHER CURRENT LIABILITIES                                        1,062,924           22      190,928            8
------------------------------------------------------------------------------------------------------------------------
s27    LONG-TERM LIABILITIES                                                    0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s28    BANK LOANS                                                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s29    STOCK MARKET LOANS                                                       0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s30    OTHER LOANS                                                              0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s31    DEFERRED LIABILITIES                                                     0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s32    OTHER NON-CURRENT LIABILITIES                                    1,964,464           40    1,417,363           61
------------------------------------------------------------------------------------------------------------------------
s33    CONSOLIDATED STOCKHOLDERS' EQUITY                               10,150,074          100    7,106,440          100
------------------------------------------------------------------------------------------------------------------------
s34    MINORITY INTEREST                                                2,049,604           20          327            0
------------------------------------------------------------------------------------------------------------------------
s35    MAJORITY INTEREST                                                8,100,470           80    7,106,113          100
------------------------------------------------------------------------------------------------------------------------
s36    CONTRIBUTED CAPITAL                                              4,453,402           44    4,325,334           61
------------------------------------------------------------------------------------------------------------------------
S79    CAPITAL STOCK                                                    3,520,255           35    3,415,872           48
------------------------------------------------------------------------------------------------------------------------
s39    PREMIUM ON ISSUANCE OF SHARES                                      933,147            9      683,603           10
------------------------------------------------------------------------------------------------------------------------
s40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0            0      225,859            3
------------------------------------------------------------------------------------------------------------------------
s41    EARNED CAPITAL                                                   3,647,068           36    2,780,779           39
------------------------------------------------------------------------------------------------------------------------
s42    RETAINED EARNINGS AND CAPITAL RESERVES                           5,026,570           50    3,498,990           49
------------------------------------------------------------------------------------------------------------------------
s44    OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,379,502)         (14)    (718,211)         (10)
------------------------------------------------------------------------------------------------------------------------
s80    SHARES REPURCHASED                                                       0            0            0            0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                     CURRENT YEAR             PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT            %       AMOUNT            %
------------------------------------------------------------------------------------------------------------------------
s03    CASH AND SHORT-TERM INVESTMENTS                                    344,603          100      802,416          100
------------------------------------------------------------------------------------------------------------------------
s46    CASH                                                               304,092           88      151,132           19
------------------------------------------------------------------------------------------------------------------------
s47    SHORT-TERM INVESTMENTS                                              40,511           12      651,284           81
------------------------------------------------------------------------------------------------------------------------
s07    OTHER CURRENT ASSETS                                               205,597          100       77,742          100
------------------------------------------------------------------------------------------------------------------------
s81    DERIVATIVE FINANCIAL INSTRUMENTS                                    18,293            9       18,917           24
------------------------------------------------------------------------------------------------------------------------
s82    DISCONTINUED OPERATIONS                                                  0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s83    OTHER                                                              187,304           91       58,825           76
------------------------------------------------------------------------------------------------------------------------
s18    OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                  717,864          100      234,967          100
------------------------------------------------------------------------------------------------------------------------
s48    DEFERRED EXPENSES                                                  477,876           67      232,942           99
------------------------------------------------------------------------------------------------------------------------
s49    GOODWILL                                                           166,988           23            0            0
------------------------------------------------------------------------------------------------------------------------
s50    DEFERRED TAXES                                                           0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s51    OTHER                                                               73,200           10        2,025            1
------------------------------------------------------------------------------------------------------------------------
s19    OTHER ASSETS                                                         5,701          100            0            0
------------------------------------------------------------------------------------------------------------------------
s84    INTANGIBLE ASSET FROM LABOR OBLIGATIONS                              3,335           58            0            0
------------------------------------------------------------------------------------------------------------------------
s85    DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s50    DEFERRED TAXEX                                                       2,366           42            0            0
------------------------------------------------------------------------------------------------------------------------
s86    DISCONTINUED OPERATIONS                                                  0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s87    OTHER                                                                    0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s21    CURRENT LIABILITIES                                              2,955,697          100      922,599          100
------------------------------------------------------------------------------------------------------------------------
s52    FOREIGN CURRENCY LIABILITIES                                     1,674,917           57      237,533           26
------------------------------------------------------------------------------------------------------------------------
s53    MEXICAN PESOS LIABILITIES                                        1,280,780           43      685,066           74
------------------------------------------------------------------------------------------------------------------------
s26    OTHER CURRENT LIABILITIES                                        1,062,924          100      190,928          100
------------------------------------------------------------------------------------------------------------------------
s88    DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s89    INTEREST LIABILITIES                                                 3,464            0            0            0
------------------------------------------------------------------------------------------------------------------------
s68    PROVISIONS                                                         371,930           35            0            0
------------------------------------------------------------------------------------------------------------------------
s90    DISCONTINUED OPERATIONS                                                  0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s58    OTHER CURRENT LIABILITIES                                          687,530           65      190,928          100
------------------------------------------------------------------------------------------------------------------------
s27    LONG-TERM LIABILITIES                                                    0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s59    FOREIGN CURRENCY LIABILITIES                                             0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s60    MEXICAN PESOS LIABILITIES                                                0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s31    DEFERRED LIABILITIES                                                     0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s65    NEGATIVE GOODWILL                                                        0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s67    OTHER                                                                    0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s32    OTHER NON CURRENT LIABILITIES                                    1,964,464          100    1,417,363          100
------------------------------------------------------------------------------------------------------------------------
s66    DEFERRED TAXES                                                   1,843,044           94    1,394,442           98
------------------------------------------------------------------------------------------------------------------------
s91    OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    12,388            1       22,921            2
------------------------------------------------------------------------------------------------------------------------
s92    DISCONTINUED OPERATIONS                                                  0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s69    OTHER LIABILITIES                                                  109,032            6            0            0
------------------------------------------------------------------------------------------------------------------------
s79    CAPITAL STOCK                                                    3,520,255          100    3,415,872          100
------------------------------------------------------------------------------------------------------------------------
s37    CAPITAL STOCK (NOMINAL)                                          2,048,257           58    1,948,155           57
------------------------------------------------------------------------------------------------------------------------
s69    RESTATEMENT OF CAPITAL STOCK                                     1,471,998           42    1,467,717           43
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                    CURRENT YEAR              PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT             %       AMOUNT            %
------------------------------------------------------------------------------------------------------------------------
 s42   RETAINED EARNINGS AND CAPITAL RESERVES                           5,026,570          100    3,498,990          100
------------------------------------------------------------------------------------------------------------------------
 s93   LEGAL RESERVE                                                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
 s43   RESERVE FOR REPURCHASE OF SHARES                                    87,784            2       87,784            3
------------------------------------------------------------------------------------------------------------------------
 s94   OTHER RESERVES                                                           0            0            0            0
------------------------------------------------------------------------------------------------------------------------
 s95   RETAINED EARNINGS                                                4,496,845           89    3,079,367           88
------------------------------------------------------------------------------------------------------------------------
 s45   NET INCOME FOR THE YEAR                                            441,941            9      331,839            9
------------------------------------------------------------------------------------------------------------------------
 s44   OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,379,502)          100    (718,211)          100
------------------------------------------------------------------------------------------------------------------------
 s70   ACCUMULATED MONETARY RESULT                                              0            0            0            0
------------------------------------------------------------------------------------------------------------------------
 s71   RESULT FROM HOLDING NON-MONETARY ASSETS                          (484,485)           35      176,806         (25)
------------------------------------------------------------------------------------------------------------------------
 s96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
------------------------------------------------------------------------------------------------------------------------
 s97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS             12,774          (1)       12,774          (2)
------------------------------------------------------------------------------------------------------------------------
 s98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                       (907,791)           66    (907,791)          126
------------------------------------------------------------------------------------------------------------------------
 s99   LABOR OBLIGATION ADJUSTMENT                                              0            0            0            0
------------------------------------------------------------------------------------------------------------------------
s100   OTHER                                                                    0            0            0            0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------
REF                                CONCEPTS                           CURRENT YEAR      PREVIOUS YEAR
 S
-----------------------------------------------------------------------------------------------------
                                                                         AMOUNT             AMOUNT
-----------------------------------------------------------------------------------------------------
S72      WORKING CAPITAL                                                 4,194,635          2,377,773
-----------------------------------------------------------------------------------------------------
S73      PENSIONS FUND AND SENIORITY PREMIUMS                                    0                  0
-----------------------------------------------------------------------------------------------------
S74      EXECUTIVES (*)                                                         59                 44
-----------------------------------------------------------------------------------------------------
S75      EMPLOYERS (*)                                                       1,165                768
-----------------------------------------------------------------------------------------------------
S76      WORKERS (*)                                                         3,248              1,181
-----------------------------------------------------------------------------------------------------
S77      COMMON SHARES (*)                                             140,404,902        133,542,984
-----------------------------------------------------------------------------------------------------
S78      REPURCHASED SHARES (*)                                                  0                  0
-----------------------------------------------------------------------------------------------------
S101     RESTRICTED CASH                                                         0                  0
-----------------------------------------------------------------------------------------------------
S102     NET DEBT OF NON CONSOLIDATED COMPANIES                                  0                  0
-----------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                   FROM JANUARY 1 TO MARCH 31 OF 2006 AND 2005
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                                   CURRENT YEAR              PREVIOUS YEAR
 R
------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT            %       AMOUNT            %
------------------------------------------------------------------------------------------------------------------------
r01   NET SALES                                                        5,611,939          100    1,824,077          100
------------------------------------------------------------------------------------------------------------------------
r02   COST OF SALES                                                    4,683,906           83    1,160,976           64
------------------------------------------------------------------------------------------------------------------------
r03   GROSS PROFIT                                                       928,033           17      663,101           36
------------------------------------------------------------------------------------------------------------------------
r04   OPERATING EXPENSES                                                 319,519            6      188,728           10
------------------------------------------------------------------------------------------------------------------------
r05   OPERATING INCOME                                                   608,514           11      474,373           26
------------------------------------------------------------------------------------------------------------------------
r06   INTEGRAL FINANCING COST                                              4,631            0        (513)            0
------------------------------------------------------------------------------------------------------------------------
r07   INCOME AFTER INTEGRAL FINANCING COST                               603,883           11      474,886           26
------------------------------------------------------------------------------------------------------------------------
r08   OTHER EXPENSE AND INCOME (NET)                                    (11,639)            0      (5,100)            0
------------------------------------------------------------------------------------------------------------------------
r44   SPECIAL ITEMS                                                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r09   INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING           615,522           11      479,986           26
------------------------------------------------------------------------------------------------------------------------
r10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING           94,360            2      148,147            8
------------------------------------------------------------------------------------------------------------------------
r11   NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING               521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
r12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
      ASSOCIATES                                                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r13   CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS                 521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
r14   INCOME FROM DISCONTINUED OPERATIONS                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r15   CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                 521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
r16   EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r17   CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r18   NET CONSOLIDATED INCOME                                            521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
r19   NET INCOME OF MINORITY INTEREST                                     79,221            1            0            0
------------------------------------------------------------------------------------------------------------------------
r20   NET INCOME OF MAJORITY INTEREST                                    441,941            8      331,839           18
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                     CURRENT YEAR             PREVIOUS YEAR
 R
------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT            %       AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
r01    NET SALES                                                        5,611,939          100    1,824,077          100
------------------------------------------------------------------------------------------------------------------------
r21    DOMESTIC                                                         1,348,524           24    1,584,051           87
------------------------------------------------------------------------------------------------------------------------
r22    FOREIGN                                                          4,263,415           76      240,026           13
------------------------------------------------------------------------------------------------------------------------
r23    TRANSLATED INTO DOLLARS (***)                                      389,220                    20,667
------------------------------------------------------------------------------------------------------------------------
r06    INTEGRAL FINANCING COST                                              4,631          100        (513)          100
------------------------------------------------------------------------------------------------------------------------
r24    INTEREST EXPENSE                                                     3,017           65        2,095        (408)
------------------------------------------------------------------------------------------------------------------------
r42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r45    OTHER FINANCE COSTS                                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r26    INTEREST INCOME                                                      3,998           86        4,140        (807)
------------------------------------------------------------------------------------------------------------------------
r46    OTHER FINANCIAL INCOME                                                   0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r25    FOREIGN EXCHANGE LOSS (GAIN) (NET)                                 (1,759)         (38)      (6,126)        1,194
------------------------------------------------------------------------------------------------------------------------
r28    RESULT FROM MONETARY POSITION                                        7,371          159        7,658      (1,493)
------------------------------------------------------------------------------------------------------------------------
r10    PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING           94,360          100      148,147          100
------------------------------------------------------------------------------------------------------------------------
r32    INCOME TAX                                                         116,344          123      192,252          130
------------------------------------------------------------------------------------------------------------------------
r33    DEFERRED INCOME TAX                                               (21,984)         (23)     (44,105)         (30)
------------------------------------------------------------------------------------------------------------------------
r34    EMPLOYEES' PROFIT SHARING EXPENSES                                       0            0            0            0
------------------------------------------------------------------------------------------------------------------------
r35    DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------
REF                              CONCEPTS                         CURRENT YEAR    PREVIOUS YEAR
 R
-----------------------------------------------------------------------------------------------
                                                                     AMOUNT          AMOUNT
-----------------------------------------------------------------------------------------------
r36    TOTAL SALES                                                  5,800,749       1,945,316
-----------------------------------------------------------------------------------------------
r37    TAX RESULT FOR THE YEAR                                              0               0
-----------------------------------------------------------------------------------------------
r38    NET SALES (**)                                              16,984,967       6,717,349
-----------------------------------------------------------------------------------------------
r39    OPERATION INCOME (**)                                        1,776,944       2,129,087
-----------------------------------------------------------------------------------------------
r40    NET INCOME OF MAJORITY INTEREST (**)                         1,342,373       1,430,851
-----------------------------------------------------------------------------------------------
r41    NET CONSOLIDATED INCOME (**)                                 1,234,276       1,430,851
-----------------------------------------------------------------------------------------------
r47    OPERATIVE DEPRECIATION AND AMORTIZATION                        109,170          66,022
-----------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                   FROM JANUARY 1 TO MARCH 31 OF 2006 AND 2005
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                                   CURRENT YEAR             PREVIOUS YEAR
 R
------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT            %      AMOUNT             %
------------------------------------------------------------------------------------------------------------------------
rt01   NET SALES                                                        5,611,939          100    1,824,077          100
------------------------------------------------------------------------------------------------------------------------
rt02   COST OF SALES                                                    4,683,906           83    1,160,976           64
------------------------------------------------------------------------------------------------------------------------
rt03   GROSS PROFIT                                                       928,033           17      663,101           36
------------------------------------------------------------------------------------------------------------------------
rt04   OPERATING EXPENSES                                                 319,519            6      188,728           10
------------------------------------------------------------------------------------------------------------------------
rt05   OPERATING INCOME                                                   608,514           11      474,373           26
------------------------------------------------------------------------------------------------------------------------
rt06   INTEGRAL FINANCING COST                                              4,631            0        (513)            0
------------------------------------------------------------------------------------------------------------------------
rt07   INCOME AFTER INTEGRAL FINANCING COST                               603,883           11      474,886           26
------------------------------------------------------------------------------------------------------------------------
rt08   OTHER EXPENSE AND INCOME (NET)                                    (11,639)            0      (5,100)            0
------------------------------------------------------------------------------------------------------------------------
rt44   SPECIAL ITEMS                                                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt09   INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING           615,522           11      479,986           26
------------------------------------------------------------------------------------------------------------------------
rt10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING           94,360            2      148,147            8
------------------------------------------------------------------------------------------------------------------------
rt11   NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING               521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
rt12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
       ASSOCIATES                                                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt13   CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS                 521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
rt14   INCOME FROM DISCONTINUED OPERATIONS                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt15   CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                 521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
rt16   EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)                               0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt17   CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt18   NET CONSOLIDATED INCOME                                            521,162            9      331,839           18
------------------------------------------------------------------------------------------------------------------------
rt19   NET INCOME OF MINORITY INTEREST                                     79,221            1            0            0
------------------------------------------------------------------------------------------------------------------------
rt20   NET INCOME OF MAJORITY INTEREST                                    441,941            8      331,839           18
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                     CURRENT YEAR             PREVIOUS YEAR
  R
-------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT             %       AMOUNT            %
-------------------------------------------------------------------------------------------------------------------------
rt01    NET SALES                                                        5,611,939          100    1,824,077          100
-------------------------------------------------------------------------------------------------------------------------
rt21    DOMESTIC                                                         1,348,524           24    1,584,051           87
-------------------------------------------------------------------------------------------------------------------------
rt22    FOREIGN                                                          4,263,415           76      240,026           13
-------------------------------------------------------------------------------------------------------------------------
rt23    TRANSLATED INTO DOLLARS (***)                                      389,220                    20,667
-------------------------------------------------------------------------------------------------------------------------
rt06    INTEGRAL FINANCING COST                                              4,631          100        (513)          100
-------------------------------------------------------------------------------------------------------------------------
rt24    INTEREST EXPENSE                                                     3,017           65        2,095        (408)
-------------------------------------------------------------------------------------------------------------------------
rt42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                                      0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
rt45    OTHER FINANCE COSTS                                                      0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
rt26    INTEREST INCOME                                                      3,998           86        4,140        (807)
-------------------------------------------------------------------------------------------------------------------------
rt46    OTHER FINANCIAL INCOME                                                   0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
rt25    FOREIGN EXCHANGE LOSS (GAIN) (NET)                                 (1,759)         (38)      (6,126)        1,194
-------------------------------------------------------------------------------------------------------------------------
rt28    RESULT FROM MONETARY POSITION                                        7,371          159        7,658      (1,493)
-------------------------------------------------------------------------------------------------------------------------
rt10    PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING           94,360          100      148,147          100
-------------------------------------------------------------------------------------------------------------------------
rt32    INCOME TAX                                                         116,344          123      192,252          130
-------------------------------------------------------------------------------------------------------------------------
rt33    DEFERRED INCOME TAX                                               (21,984)         (23)     (44,105)         (30)
-------------------------------------------------------------------------------------------------------------------------
rt34    EMPLOYEES' PROFIT SHARING EXPENSES                                       0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
rt35    DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
-------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
 R
------------------------------------------------------------------------------------------------------------------
 C                                                                            AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------------------
rt47   OPERATIVE DEPRECIATION AND AMORTIZATION                                109,170                   66,022
------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                   FROM JANUARY 1 TO MARCH 31 OF 2006 AND 2005
                              (thousands of pesos)

----------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                  CURRENT YEAR     PREVIOUS YEAR
 C
----------------------------------------------------------------------------------------------------------
                                                                              AMOUNT           AMOUNT
----------------------------------------------------------------------------------------------------------
c01    CONSOLIDATED NET INCOME                                                521,162          331,839
----------------------------------------------------------------------------------------------------------
c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                   87,186           21,917
----------------------------------------------------------------------------------------------------------
c03    RESOURCES FROM NET INCOME FOR THE YEAR                                 608,348          353,756
----------------------------------------------------------------------------------------------------------
c04    RESOURCES PROVIDED OR USES IN OPERATION                                211,933         (49,179)
----------------------------------------------------------------------------------------------------------
c05    RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES               820,281          304,577
----------------------------------------------------------------------------------------------------------
c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
       ACTIVITIES                                                           (252,999)             (19)
----------------------------------------------------------------------------------------------------------
c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                             122,438                0
----------------------------------------------------------------------------------------------------------
c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                           (130,561)             (19)
----------------------------------------------------------------------------------------------------------
c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES               (554,991)         (30,378)
----------------------------------------------------------------------------------------------------------
c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS             134,729          274,180
----------------------------------------------------------------------------------------------------------
c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD             209,874          528,236
----------------------------------------------------------------------------------------------------------
c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                   344,603          802,416
----------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

--------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                  CURRENT YEAR    PREVIOUS YEAR
 C
--------------------------------------------------------------------------------------------------------
                                                                              AMOUNT           AMOUNT
--------------------------------------------------------------------------------------------------------
c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                    87,186           21,917
--------------------------------------------------------------------------------------------------------
c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                              109,170           66,022
--------------------------------------------------------------------------------------------------------
c41    + (-) OTHER ITEMS                                                      (21,984)         (44,105)
--------------------------------------------------------------------------------------------------------
c04    RESOURCES PROVIDED OR USED IN OPERATION                                 211,933         (49,179)
--------------------------------------------------------------------------------------------------------
c18    + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES                      (170,217)        (179,661)
--------------------------------------------------------------------------------------------------------
c19    + (-) DECREASE (INCREASE) IN INVENTORIES                               (64,730)           29,130
--------------------------------------------------------------------------------------------------------
c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                  110,368          170,635
--------------------------------------------------------------------------------------------------------
c21    + (-) DECREASE (INCREASE) IN SUPPLIERS                                  330,338        (172,131)
--------------------------------------------------------------------------------------------------------
c22    + (-) DECREASE (INCREASE) IN OTHER LIABILITIES                            6,174        (102,848)
--------------------------------------------------------------------------------------------------------
c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
       ACTIVITIES                                                            (252,999)             (19)
--------------------------------------------------------------------------------------------------------
c23    + BANK FINANCING                                                              0             (19)
--------------------------------------------------------------------------------------------------------
c24    + STOCK MARKET FINANCING                                                      0                0
--------------------------------------------------------------------------------------------------------
c25    + DIVIDEND RECEIVED                                                           0                0
--------------------------------------------------------------------------------------------------------
c26    OTHER FINANCING                                                         157,178                0
--------------------------------------------------------------------------------------------------------
c27    BANK FINANCING AMORTIZATION                                           (410,177)                0
--------------------------------------------------------------------------------------------------------
c28    (-) STOCK MARKET FINANCING AMORTIZATION                                       0                0
--------------------------------------------------------------------------------------------------------
c29    (-) OTHER FINANCING AMORTIZATION                                              0                0
--------------------------------------------------------------------------------------------------------
c42    + (-) OTHER ITEMS                                                             0                0
--------------------------------------------------------------------------------------------------------
c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                              122,438                0
--------------------------------------------------------------------------------------------------------
c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                               36,156                0
--------------------------------------------------------------------------------------------------------
c31    (-) DIVIDENDS PAID                                                            0                0
--------------------------------------------------------------------------------------------------------
c32    + PREMIUM ON ISSUANCE OF SHARES                                          86,282                0
--------------------------------------------------------------------------------------------------------
c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                   0                0
--------------------------------------------------------------------------------------------------------
c43    + (-) OTHER ITEMS                                                             0                0
--------------------------------------------------------------------------------------------------------
c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                (554,991)         (30,378)
--------------------------------------------------------------------------------------------------------
c34    + (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS                      0                0
--------------------------------------------------------------------------------------------------------
c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                      (108,144)          (3,255)
--------------------------------------------------------------------------------------------------------
c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                         0                0
--------------------------------------------------------------------------------------------------------
c37    + SALE OF OTHER PERMANENT INVESTMENTS                                         0                0
--------------------------------------------------------------------------------------------------------
c38    + SALE OF TANGIBLE FIXED ASSETS                                               0                0
--------------------------------------------------------------------------------------------------------
c39    + (-) OTHER ITEMS                                                     (446,847)         (27,123)
--------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
       YIELD
---------------------------------------------------------------------------------------------------------------------
p01    NET INCOME TO NET SALES                                                 9.28%                    18.19%
---------------------------------------------------------------------------------------------------------------------
p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                16.57%                    20.13%
---------------------------------------------------------------------------------------------------------------------
p03    NET INCOME TO TOTAL ASSETS (**)                                         8.19%                    15.14%
---------------------------------------------------------------------------------------------------------------------
p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                          (1.41)%                   (2.30)%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       ACTIVITY
---------------------------------------------------------------------------------------------------------------------
p06    NET SALES TO NET ASSETS (**)                                         1.12 times                0.71 times
---------------------------------------------------------------------------------------------------------------------
p07    NET SALES TO FIXED ASSETS (**)                                       2.36 times                1.13 times
---------------------------------------------------------------------------------------------------------------------
p08    INVENTORIES TURNOVER (**)                                            3.82 times                3.39 times
---------------------------------------------------------------------------------------------------------------------
p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                 35.85 days                53.37 days
---------------------------------------------------------------------------------------------------------------------
p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                     1,098.67%                  220.46%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LEVERAGE
---------------------------------------------------------------------------------------------------------------------
p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      32.64%                    24.77%
---------------------------------------------------------------------------------------------------------------------
p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.48 times                0.32 times
---------------------------------------------------------------------------------------------------------------------
p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      34.04%                    10.15%
---------------------------------------------------------------------------------------------------------------------
p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p15    OPERATING INCOME TO INTEREST PAID                                   201.69 times              226.43 times
---------------------------------------------------------------------------------------------------------------------
p16    NET SALES TO TOTAL LIABILITIES (**)                                  3.45 times                2.87 times
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LIQUIDITY
---------------------------------------------------------------------------------------------------------------------
p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.41 times                3.57 times
---------------------------------------------------------------------------------------------------------------------
p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.17 times                2.33 times
---------------------------------------------------------------------------------------------------------------------
p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.45 times                1.41 times
---------------------------------------------------------------------------------------------------------------------
p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                11.65%                    86.97%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       CASH FLOW
---------------------------------------------------------------------------------------------------------------------
p21    RESOURCES FROM NET INCOME TO NET SALES                                 10.84%                    19.39%
---------------------------------------------------------------------------------------------------------------------
p22    RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES                  4.79%                    (2.69)%
---------------------------------------------------------------------------------------------------------------------
p23    RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID            290.81 times              145.38 times
---------------------------------------------------------------------------------------------------------------------
p24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR)
       FINANCING                                                              193.77%                   100.00%
---------------------------------------------------------------------------------------------------------------------
p25    INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING         (93.77)%                    0.00%
---------------------------------------------------------------------------------------------------------------------
p26    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                 17.55%                    10.71%
---------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
d01    BASIC PROFIT PER ORDINARY SHARE (**)                               $  8.95                   $ 10.73
---------------------------------------------------------------------------------------------------------------------
d02    BASIC PROFIT PER PREFERED SHARE (**)                               $  0.00                   $  0.00
---------------------------------------------------------------------------------------------------------------------
d03    DILUTED PROFIT PER ORDINARY SHARE (**)                             $  0.00                   $  0.00
---------------------------------------------------------------------------------------------------------------------
d04    CONTINUING OPERATING PROFIT PER COMMON SHARE (**)                  $  8.95                   $ 10.73
---------------------------------------------------------------------------------------------------------------------
d05    EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING
       PROFIT PER SHARE (**)                                              $  0.00                   $  0.00
---------------------------------------------------------------------------------------------------------------------
d06    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING
       OPERATING PROFIT PER SHARE (**)                                    $  0.00                   $  0.00
---------------------------------------------------------------------------------------------------------------------
d07    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING
       OPERATING PROFIT PER SHARE (**)                                    $  0.00                   $  0.00
---------------------------------------------------------------------------------------------------------------------
d08    CARRYING VALUE PER SHARE                                           $ 57.69                   $ 53.21
---------------------------------------------------------------------------------------------------------------------
d09    CASH DIVIDEND ACCUMULATED PER SHARE                                $ 0.00                    $  0.00
---------------------------------------------------------------------------------------------------------------------
d10    DIVIDEND IN SHARES PER SHARE                                         0.00 shares                0.00 shares
---------------------------------------------------------------------------------------------------------------------
d11    MARKET PRICE TO CARRYING VALUE                                       1.33 times                 1.00 times
---------------------------------------------------------------------------------------------------------------------
d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                      8.58 times                 4.97 times
---------------------------------------------------------------------------------------------------------------------
d13    MARKET PRICE TO BASIC PROFIT PER PREFERENTE SHARE (**)               0.00 times                 0.00 times
---------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On July 22, 2005 Simec and its parent company ICH have acquired 100% of the Stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, has acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of USD $229 million was financed by internally generated funds. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec's financial results as of such date.

According with the established in the articles 35 and 81 of the dispositions of general character applicable to the registrants and other participants of the market of values in Mexico, next consolidated earning statements from January 1 to March 31, appear pro forma of Simec by the period 2005, in order to be comparable and the consolidated balance sheet appear Pro Forma of Simec at March 31, 2005 in order to be comparable against March 31, 2006.

                         CONSOLIDATED EARNING STATEMENT
                              (Thousands of Pesos)
                       FROM JANUARY 1 TO MARCH 31 OF 2006

-----------------------------------------------------------------------------------------------
                                                                                Consolidated
                                              Simec without                         Simec
                                                 Republic        Republic     Earning Statement
-----------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                         243,603         436,999            680,602
-----------------------------------------------------------------------------------------------
Net Sales                                       1,545,177       4,066,762          5,611,939
-----------------------------------------------------------------------------------------------
Cost of Sales                                   1,012,994       3,670,912          4,683,906
-----------------------------------------------------------------------------------------------
Gross Income                                      532,183         395,850            928,033
-----------------------------------------------------------------------------------------------
Operating Expenses                                171,460         148,059            319,519
-----------------------------------------------------------------------------------------------
Operating Income                                  360,723         247,791            608,514
-----------------------------------------------------------------------------------------------
Total Financing Cost                                2,403           2,228              4,631
-----------------------------------------------------------------------------------------------
Other Financial Operations                        (3,026)         (8,613)           (11,639)
-----------------------------------------------------------------------------------------------
Income Taxes                                        (956)          95,316             94,360
-----------------------------------------------------------------------------------------------
Net Income Before Minority Interest               362,302         158,860            521,162
-----------------------------------------------------------------------------------------------
Minority Interest                                       0          79,221             79,221
-----------------------------------------------------------------------------------------------
Net Income                                        362,302          79,639            441,941
-----------------------------------------------------------------------------------------------

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                       FROM JANUARY 1 TO MARCH 31 OF 2005

-----------------------------------------------------------------------------------------------
                                                                                Consolidated
                                              Simec without                         Simec
                                                 Republic        Republic     Earning Statement
-----------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                         246,202         445,163            691,365
-----------------------------------------------------------------------------------------------
Net Sales                                       1,824,077       4,500,768          6,324,845
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                                Consolidated
                                              Simec without                         Simec
                                                 Republic        Republic     Earning Statement
-----------------------------------------------------------------------------------------------
Cost of Sales                                   1,160,976       3,839,199          5,000,175
-----------------------------------------------------------------------------------------------
Gross Income                                      663,101         661,569          1,324,670
-----------------------------------------------------------------------------------------------
Operating Expenses                                188,728         158,248            346,976
-----------------------------------------------------------------------------------------------
Operating Income                                  474,373         503,321            977,694
-----------------------------------------------------------------------------------------------
Total Financing Cost                                (513)          46,656             46,143
-----------------------------------------------------------------------------------------------
Other Financial Operations                        (5,100)         (3,766)            (8,866)
-----------------------------------------------------------------------------------------------
Income Taxes                                      148,147         174,964            323,111
-----------------------------------------------------------------------------------------------
Net Income Before Minority Interest               331,839         285,467            617,306
-----------------------------------------------------------------------------------------------
Minority Interest                                       0         142,105            142,105
-----------------------------------------------------------------------------------------------
Net Income                                        331,839         143,362            475,201
-----------------------------------------------------------------------------------------------

The earnings statement Pro forma for the period January 1 to March 31 2005, includes the information of Republic corresponded to the previous owners.

                           CONSOLIDATED BALANCE SHEET
                              (Thousands of Pesos)
                                   AT MARCH 31

---------------------------------------------------------------------------------------------------------------
                                                2006                            Pro-forma 2005
---------------------------------------------------------------------------------------------------------------
                                             Consolidated          Simec         Consolidated
                                            Simec Balance         without         Adjustments     Simec Balance
                                                Sheet            Republic           Republic          Sheet
---------------------------------------------------------------------------------------------------------------
Current assets                                 7,150,332         3,300,372         4,136,305         7,436,677
---------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment                  7,196,338         5,911,063           357,103         6,268,166
---------------------------------------------------------------------------------------------------------------
Other Intangible Assets and Deferred
Assets                                           723,565           234,967           160,607           395,574
---------------------------------------------------------------------------------------------------------------
Total Assets                                  15,070,235         9,446,402         4,654,015        14,100,417
---------------------------------------------------------------------------------------------------------------
Current Liabilities                            2,955,697           922,599         1,260,714         2,183,313
---------------------------------------------------------------------------------------------------------------
Other non Current Liabilities                  1,964,464         1,417,363         2,058,624         3,475,987
---------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                    10,150,074         7,106,440         1,334,677         8,441,117
---------------------------------------------------------------------------------------------------------------

The Plants of Republic already are integrated in the consolidated balance sheet at March 31 of 2006 and the consolidated balance sheet Pro forma includes the adjustments of Republic at March 31, 2005.

s79 Stockholders' Equity:

Effects of inflation - The effects of inflation on stockholders' equity at March 31, 2006 are as follows:

                                   Historical       Restated
                                      Cost           Amount           Total

Capital stock                    Ps. 2,048,257    Ps. 1,471,998   Ps. 3,520,255
Additional paid-in capital             788,394          144,753         933,147
Premium on Issuance of Shares           20,000           67,784          87,784
Retained earnings                    3,864,180          632,665       4,496,845
Effect deferred income tax
    Bulletin D-4                      (662,340)        (245,451)       (907,791)

s39 Premium on Issuance of Shares made in March 29, 2001, April 29, 2005 and February 13, 2006.

s66 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin

D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 1,843,044 at March 31, 2006 compared to Ps. 1,394,442 at March 31, 2005. The effect on Simec's consolidated statement of income in the first quarter of 2006, was an decrease of Ps. 21,984 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 44,105 in the same period of 2005. These provisions do not affect the cash flow of Simec.

c02 Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

                                                  March 31, 2006  March 31, 2005

Net loss (profit) in money exchange                 Ps.     52      Ps.   9
Net loss (profit) in liabilities actualization          (3,566)         (28)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                 DIRECTOR REPORT

                                     ANNEX 1                        CONSOLIDATED

         INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
                OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

                         Liquidity and Capital Resources

At March 31, 2006 Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at March 31, 2006 was U.S. $316,356 dollars. At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

On July 22, 2005 Simec and its parent company ICH acquired 100% of the stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At March 31, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009. Republic is the leading producer of special bar quality
(SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America.

Net resources provided by operations were Ps. 820 million in the three-month period ended March 31, 2006 versus Ps. 305 million of net resources provided by operations in the same period of 2005. Net resources used by financing activities were Ps. 131 million in the three-month period ended March 31, 2006 (which amount includes the capital contribution from ICH to Republic of Ps. 141 million, the prepayment of Ps. 410 million (U.S. $37.7 million) of Republic's bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 122 million) versus Ps. 0 million of net resources provided by financing activities in the same period of 2005. Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 555 million in the three-month period ended March 31, 2006 versus net resources used in investing activities of Ps. 30 million in the same period of 2005.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2006 compared to Three-Month Period Ended March 31, 2005

Net Sales

Net sales of Simec increased 208% to Ps. 5,612 million in the three-month period ended March 31, 2006 (including the net sales generated by the newly acquired plants of Republic of Ps. 4,067 million), compared to Ps. 1,824 million in the same period of 2005. Sales in metric tons of basic steel products increased 176% to 680,602 metric tons in the three-month period ended March 31, 2006 (including 436,999 metric tons generated by the newly acquired plants of Republic) compared to 246,202 metric tons in the same period of 2005. Exports (including sales by U.S. subsidiaries) of basic steel products increased 1,171% to 467,729 metric tons in the three-month period ended March 31, 2006 (including 436,999 metric tons generated by the newly acquired plants of Republic) versus 36,796 metric tons in the same period of 2005. Additionally, Simec sold 1,290 metric tons of billet in the three-month period ended March 31, 2006, compared to 12,870 tons of billet in the same period of 2005. The average price of steel products (excluding the sales of Republic) decreased 13% in real terms in the three-month period ended March 31, 2006 versus the same period of 2005.

Direct Cost of Sales

Simec's direct cost of sales increased 303% to Ps. 4,684 million in the three-month period ended March 31, 2006 (including Ps. 3,671 million relating to the newly acquired plants of Republic) compared to Ps. 1,161 million in the same period of 2005. Direct cost of sales as a percentage of net sales was 83% (66% excluding the cost of sales of Republic) in the three-month period ended March 31, 2006 compared to 64% in the same period of 2005. The average cost of raw materials used to produce steel products (excluding the production of Republic) decreased 9% in real terms in the three-month period ended March 31, 2006 versus the same period of 2005, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Simec's marginal profit increased 40% to Ps. 928 million in the three-month period ended March 31, 2006 (including Ps. 396 million relating to the newly acquired plants of Republic) compared to Ps. 663 million in the same period of 2005. As a percentage of net sales, marginal profit was 11% (34% excluding the marginal profit of Republic) in the three-month period ended March 31, 2006 compared to 36% in the same period of 2005.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 69% to Ps. 319 million in the three-month period ended March 31, 2006 (including Ps. 148 million relating to the newly acquired plants of Republic) from Ps. 189 million in the same period of 2005; Simec recorded an increase of Ps. 43 million in depreciation and amortization expense, which in the three-month period ended March 31, 2006 was Ps. 109 million (including Ps. 45 million relating to the newly acquired plants of Republic) compared to Ps. 66 million in the same period of 2005.

Operating Income

Simec's operating income increased 28% to Ps. 609 million in the three-month period ended March 31, 2006 (including Ps. 248 million relating to the newly acquired plants of Republic) compared to Ps. 474 million in the same period of 2005. Operating income was 11% (23% excluding the operating income of Republic) of net sales in the three-month period ended March 31, 2006 and 26% of net sales in the same period of 2005.

Financial Income (Expense)

Simec recorded financial expense of Ps. 5 million in the three-month period ended March 31, 2006 compared to financial income of Ps. 1 million in the same period of 2005. Simec recorded an exchange gain of approximately Ps. 1 million in the three-month period ended March 31, 2006 compared to an exchange gain of Ps. 6 million in the same period of 2005, reflecting a 1.6% decrease in the value of the peso versus the dollar in the three-month period ended March 31, 2006 compared to a 0.3% decrease in the value of the peso versus the dollar in the same period of 2005. Net interest income was Ps. 1 million in the three-month period ended March 31, 2006 versus net interest income of Ps. 2 million in the same period of 2005. Simec recorded a loss from monetary position of Ps. 7 million in the three-month period ended March 31, 2006 compared to a loss from monetary position of Ps. 7 million in the same period of 2005, reflecting the domestic inflation rate of 0.9% in the three-month period ended March 31, 2006 as compared to 0.8% in the same period of 2005.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 11 million in the three-month period ended March 31, 2006 compared to other income, net, of Ps. 5 million in the same period of 2005.

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 94 million for income tax and employee profit sharing in the three-month period ended March 31, 2006 (including a decrease in the provision of Ps. 22 million with respect to deferred income tax) compared to a provision of Ps. 148 million in the same period of 2005 (including a decrease in the provision of Ps. 44 million with respect to deferred income tax).

Net Income Before Minority Interest

Simec recorded net income before minority interest of Ps. 521 million in the three-month period ended March 31, 2006 compared to net income before minority interest of Ps. 332 million in the same period of 2005.

Minority Interest

Simec recorded minority interest of Ps. 79 million in the three-month period ended March 31, 2006 versus no minority interest recorded in the same period of 2005. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income

As a result of the foregoing Simec recorded net income of Ps. 442 million in the three-month period of 2006 compared to net income of Ps. 332 million in the same period of 2005.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 914 million at March 31, 2006 compared to Ps. 1,394 million at March 31, 2005. The effect on Simec's consolidated statement of income in the three-month period ended March 31, 2006 was a decrease of Ps. 22 million in the provision for income tax and employee profit sharing compared to a decrease in the provision of Ps. 44 million in the same period of 2005. These provisions do not affect the cash flow of Simec.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                     ANNEX 2                        CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o  Compania Siderurgica de California, S.A. de C.V.

o  Industrias del Acero y del Alambre, S.A. de C.V.

o  Pacific Steel Inc.

o  SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2006 are as follows:

                                                                      Years
                                                                      -----
      Buildings...................................................  15 to 50
      Machinery and equipment ....................................  10 to 40
      Buildings and improvements (Republic).......................  10 to 25
      Land improvements (Republic)................................   5 to 25
      Machinary and equipment (Republic)..........................   5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations".

Pacific Steel and Undershaft investments are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be "foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

- Monetary and non-monetary items at the exchange rate at the balance sheet date.

-     Income and expense items at the exchange rate at the balance sheet date.

- The resulting foreign currency translation differences are included in the stockholders' equity.

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2006 and 2005. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At March 31, 2006 Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at March 31, 2006 was U.S. $316,356 dollars. At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,687 (U.S. $1,341,141) at March 31, 2006, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,436 per month.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS
                                     ANNEX 3                        CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------
                       COMPANY NAME                                      MAIN ACTIVITIES                     NUMBER OF    OWNERSHIP
                                                                                                              SHARES
-----------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------
CIA SIDERURGICA DE
GUADALAJARA                                                                Sub-Holding                                       99.99
-----------------------------------------------------------------------------------------------------------------------------------
ADMINISTRADORA DE CARTERA DE
OCCIDENTE                                                           Administracion de Cartera                                99.99
-----------------------------------------------------------------------------------------------------------------------------------
SIMEC INTERNATIONAL                                        Production and sales of steel products                            99.99
-----------------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                          Production and sales of steel products                           100.00
-----------------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                                         Sub-Holding                                      100.00
-----------------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                             Scrap purchase                                    100.00
-----------------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                        Arrendadora de Inmuebles                                99.99
-----------------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad                   Administrative services                                 100.00
-----------------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios de la Industria Siderurgica              Administrative services                                 99.99
-----------------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                                   Sales of steel products                                 99.99
-----------------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                                      Scrap purchase                                     99.99
-----------------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                                      Administrative services                                100.00
-----------------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                                                                                   100.00
Operadora de Metales                                                 Administrative services                                100.00
-----------------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala                      Administrative services                                100.00
-----------------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de Tlaxcala                 Administrative services                                100.00
-----------------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica                   Administrative services                                100.00
-----------------------------------------------------------------------------------------------------------------------------------
SimRep                                                                     Sub-Holding                                      100.00
-----------------------------------------------------------------------------------------------------------------------------------
PAV Republic                                                  Production and sales of steel products                        100.00
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS                                                                                                      0            0.00
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                               0.00
-----------------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)
                                     ANNEX 5                        CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Amortization of Credits in Foreign Currency
                                                      Denominated In              With National Entities (Thousands of Pesos)
                                                          Pesos                                  Time Interval
------------------------------------------------------------------------------------------------------------------------------------
       Credit                                                    More                                                         Until
       Type /             Amortization   Rate of     Until       Than      Current    Until    Until      Until     Until    5 Years
     Institution              Date       Interest    1 Year     1 Year      Year      1 Year  2 Years    3 Years   4 Years   or more
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                0       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES         15/12/1998       9.33          0       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE                                      0       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              640,732       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      640,732       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              512,663       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                            512,663       0           0        0        0           0        0           0
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              1,153,395       0           0        0        0           0        0           0
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                               Amortization of Credits in Foreign Currency With Foreign Entities
                                                    (Thousands of Pesos)
                                                       Time Interval
--------------------------------------------------------------------------------------------------
       Credit                                                                               Until
       Type /                Current         Until        Until      Until        Until    5 Years
     Institution              Year           1 Year      2 Years    3 Years      4 Years   or more
--------------------------------------------------------------------------------------------------
BANKS
WITH WARRANTY
--------------------------------------------------------------------------------------------------
TOTAL BANKS                         0           0           0           0           0          0
--------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES             3,307           0           0           0           0
--------------------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE           3,307           0           0           0           0          0
--------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------
VARIOUS                             0   1,093,531           0           0           0          0
--------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                     0   1,093,531           0           0           0          0
--------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------
VARIOUS                             0     174,867           0           0           0          0
--------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES           0     174,867           0           0           0          0
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------
TOTAL                           3,307   1,268,398           0           0           0          0
--------------------------------------------------------------------------------------------------

NOTES:

      1.- The exchange rate of the peso to the U.S. Dollar at March 31, 2006 was Ps. 10.9510

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                     ANNEX 6                                                     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------
                                                        DOLLARS                       OTHER CURRENCIES              TOTAL
-----------------------------------------------------------------------------------------------------------------------------
   FOREIGN CURRENCY POSITION                  THOUSANDS OF   THOUSANDS OF       THOUSANDS OF     THOUSANDS OF    THOUSANDS OF
                                                DOLLARS          PESOS             DOLLARS           PESOS           PESOS
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    215,323        2,357,994                0                 0        2,357,994
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            152,674        1,671,950              271             2,967        1,674,917
-----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 152,674        1,671,950              271             2,967        1,674,917
-----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                        0                0                0                 0                0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                      62,649          686,044            (271)           (2,967)          683,077
-----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2006 WAS PS. 10.9510

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                          RESULT FROM MONETARY POSITION
                          (Thousands of Mexican Pesos)

                                                 ANNEX 7                                      CONSOLIDATED
----------------------------------------------------------------------------------------------------------
                                                            ASSET (LIABILITY)
                                 MONETARY      MONETARY          MONETARY      MONTHLY    MONTHLY (PROFIT)
       MONTH                      ASSETS      LIABILITIES        POSITION     INFLATION       AND LOSS
----------------------------------------------------------------------------------------------------------
JANUARY                          3,592,759     2,795,634           797,125       0.59           4,674
----------------------------------------------------------------------------------------------------------
FEBRUARY                         3,251,893     2,319,744           932,149       0.15           1,426
----------------------------------------------------------------------------------------------------------
MARCH                            3,353,813     2,352,537         1,001,276       0.13           1,256
----------------------------------------------------------------------------------------------------------
ACTUALIZATION                                                                                      15
----------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                                      0
----------------------------------------------------------------------------------------------------------
FOREIGN CORPORATION                                                                                 0
----------------------------------------------------------------------------------------------------------
OTHER                                                                                               0
----------------------------------------------------------------------------------------------------------
TOTAL                                                                                           7,371
----------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                DEBT INSTRUMENTS

                                     ANNEX 8                        CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 2.42 times.

      B)    Accomplished the actual situation is 0.33

      C)    Accomplished the actual situation is 237.88

      As of March 31, 2006, the remaining balance of the MTNs not exchanged amounts to Ps. 3,307 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                         ANNEX 9                                                CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                                     ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
----------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS          480                96
----------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS          250                79
----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE               SALE OF STEEL PRODUCTS                            0                 0
----------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS          460                90
----------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                            874                96
----------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                           1,380               99
----------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS          816                96
----------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS          600                97
----------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS          120                96
----------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS          76                 62
----------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS          59                 71
----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                                  ANNEX 10                                      CONSOLIDATED
------------------------------------------------------------------------------------------------------------
                                                                                DOMESTIC          COST
  DOMESTIC          MAIN SUPPLIERS         FOREIGN         MAIN SUPPLIERS     SUBSTITUTION    PRODUCTION (%)
------------------------------------------------------------------------------------------------------------
SCRAP            VARIOUS                 SCRAP            VARIOUS                  YES           35.64
------------------------------------------------------------------------------------------------------------
ELECTRICITY      C.F.E                                                             NO             6.41
------------------------------------------------------------------------------------------------------------
FERROALLOYS      MINERA AUTLAN           FERROALLOYS      GFM TRADING              YES           12.50
------------------------------------------------------------------------------------------------------------
ELECTRODES       UCAR CARBON MEXICANA    ELECTRODES       SGL CARBON GROUP         YES            8.61
------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11                        CONSOLIDATED

                                 DOMESTIC SELLS
--------------------------------------------------------------------------------
            MAIN PRODUCTS                  NET SALES            MAIN DESTINATION
--------------------------------------------------------------------------------
                                   VOLUME   AMOUNT   TRADEMARKS     COSTUMERS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES                  44     285,794
--------------------------------------------------------------------------------
COMMERCIAL PROFILES                  35     204,527
--------------------------------------------------------------------------------
REBAR                                41     243,179
--------------------------------------------------------------------------------
FLAT BAR                             41     251,878
--------------------------------------------------------------------------------
STEEL BARS                           52     361,065
--------------------------------------------------------------------------------
OTHER                                 0       1,935
--------------------------------------------------------------------------------
BILLET                                0         146
--------------------------------------------------------------------------------
HOT-ROLLED BARS
--------------------------------------------------------------------------------
COLD-FINISHED BARS
--------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS
--------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS
--------------------------------------------------------------------------------
T O T A L                                 4,263,415
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SALES                             4,263,415
--------------------------------------------------------------------------------
TOTAL                                     5,611,939
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                     ANNEX 11                       CONSOLIDATED

                                  FOREIGN SELLS
--------------------------------------------------------------------------------
              MAIN PRODUCTS               NET SELLS               MAIN
--------------------------------------------------------------------------------
                                       VOLUME    AMOUNT    TRADEMARKS  COSTUMERS
--------------------------------------------------------------------------------
EXPORTS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES                       9       55,163
--------------------------------------------------------------------------------
COMMERCIAL PROFILES                       4       24,578
--------------------------------------------------------------------------------
REBAR                                     7       39,891
--------------------------------------------------------------------------------
STEEL BARS                                7       51,513
--------------------------------------------------------------------------------
FLAT BAR                                  2       12,973
--------------------------------------------------------------------------------
BILLET                                    1        7,235
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SUBSIDIARIES
--------------------------------------------------------------------------------
HOT-ROLLED BARS                         258    2,562,400
--------------------------------------------------------------------------------
COLD-FINISHED BARS                       38      523,574
--------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS      114      750,707
--------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS       27      235,381
--------------------------------------------------------------------------------
T O T A L                                      4,263,415
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

----------------------------------------------------------------------------------------------------------
SERIES     NOMINAL     VALID                     NUMBER OF SHARES                        CAPITAL STOCK
            VALUE      CUPON                                                          (Thousands of Pesos)
----------------------------------------------------------------------------------------------------------
                                  FIXED        VARIABLE                 FREE
                                PORTION         PORTION    MEXICAN   SUBSCRIPTION      FIXED     VARIABLE
----------------------------------------------------------------------------------------------------------
   B                           30,283,350     110,121,552     0      140,404,902      441,786    1,606,471
----------------------------------------------------------------------------------------------------------
 TOTAL                         30,283,350     110,121,552     0      140,404,902      441,786    1,606,471
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 140,404,902
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                    ANNEX 13                        CONSOLIDATED

THE PROYECTS IN PROGRESS AT MARCH 31, 2006, ARE:

         PROYECTS IN PROGRESS                  TOTAL INVESTMENT

CASTER PROJECT IN CANTON AND
  OTHER PROJECTS IN                                     447,525
REPUBLIC
MEXICALI                                                 40,363
VARIOUS PROJECTS IN TLAXCALA                             34,757
VARIOUS PROJECTS IN GUADALAJARA AND
MEXICALI                                                 23,030
TOTAL INVESTMENT AT
MARCH 31, 2006                                          545,675
                                                        =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                      INFORMATION RELATED TO BULLETIN B-15
                         (FOREIGN CURRENCY TRANSLATION)

                                    ANNEX 14                        CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations".

Pacific Steel and Undershaft investments are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be "foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

- Monetary and non-monetary items at the exchange rate at the balance sheet date.

-     Income and expense items at the exchange rate at the balance sheet date.

- The resulting foreign currency translation differences are included in the stockholders' equity.

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

                DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE
                 FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

       ING LUIS GARCIA LIMON                    C.P. JOSE FLORES FLORES
      CHIEF EXECUTIVE OFFICER                   CHIEF FINANCIAL OFFICER

                      GUADALAJARA, JAL, AT APRIL 25 OF 2006